Exhibit 99.1

NQ Mobile Inc. Reports Unaudited Financial Results for the Second Quarter of 2016

BEIJING, Aug. 22, 2016 /PRNewswire/ — NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Highlights for Second Quarter 2016

•	Quarterly Net Revenues of $83.7 million, a 18.0% year-over-year decrease from the same period in 2015. Excluding NationSky from the comparable period, net revenues increased 24.5% year-over-year from the same period in 2015.

•	Net Income for the second quarter of 2016 was $5.3 million compared to a Net Loss of $0.2 million in the same period a year ago. GAAP net income attributable to NQ Mobile for the second quarter of 2016 was $0.5 million or $0.01 per fully diluted ADS, compared to a GAAP net loss attributable to NQ Mobile of $1.6 million in the same period a year ago. Non-GAAP net income attributable to NQ Mobile for the second quarter of 2016 was $7.6 million or $0. 08 per fully diluted ADS, compared to non-GAAP net income attributable to NQ Mobile of $7.0 million in the same period a year ago.

•	GAAP Operating income for the second quarter of 2016 was $7.0 million compared to GAAP operating income of $1.4 million in the same period a year ago. Non-GAAP operating income for the second quarter of 2016 was $11.7 million, representing a 14.0% non-GAAP operating margin compared to non-GAAP operating income of $5.2 million in the same period a year ago.

Operating Metrics as of June 30, 2016

Average Monthly Active User Accounts as of June 30, 2016: 174.1 million.

“We are pleased with the continuing advancement of our entertainment businesses.” said Mr. Zemin Xu the Chief Executive Officer of NQ Mobile. “The team continues to work hard and deliver results which are reflected in our financial performance. With the first half of 2016 behind us, we look forward to executing our strategy in the remainder of the year while continuing to position strongly for the future.”

“As our entertainment business continues to unfold, we are seeing the improvement in our profitability.” Said Mr. Roland Wu, Chief Financial Officer of NQ Mobile. “As we projected on our first quarter conference call we were pleased to see an improvement in our cash flow from operations as well as overall cash position in the second quarter.”

Second Quarter 2016 Results

Revenues

Net revenues in the second quarter of 2016 decreased 18.0% year-over-year to $83.7 million from $102.1 million in the same period in 2015. Excluding NationSky from the comparable period, net revenues increased 24.5% year-over-year from the same period in 2015.

Mobile value added service revenues increased 53.5% year-over-year to $48.6 million from $31.7 million in the same period in 2015. The increase in mobile value added service revenues was primarily attributable to the growth in mobile gaming revenues and live mobile social video platform revenues. The increase in mobile gaming revenues was primarily the result of the continuing expansion of FL Mobile’s business in both domestic and overseas markets, which grew over 53.3% compared with the same period in 2015. The significant increase in live mobile social video platform revenues was driven by the rapid growth of Showself’s business in our live video platforms, which was up 142.2% compared to the same period in 2015. The strong growth in NQ Mobile’s live mobile social video platform and mobile gaming revenues was offset by a year-over-year decrease in consumer mobile security revenues which was mainly due to the fact that the Company has been moving its focus away from premium mobile security services and focusing more on mobile applications and services.

Advertising revenues increased 77.0% year-over-year to $28.7 million from $16.2 million in the same period in 2015. The increase was mainly due to the continued expansion of our advertising networks and the monetization through advertising and successful third party application referrals including a full quarter of consolidation of Launcher, a business we obtained control and consolidated at the end of the first quarter.

Enterprise mobility revenues decreased 88.2% year-over-year to $6.2 million from $52.8 million in the same period in 2015. This decrease is mainly due to the divestment of NationSky which no longer contributed to the results beginning in the first quarter of 2016. Excluding NationSky from the comparable period, enterprise mobility revenues decreased 65.3% year-over-year from the same period in 2015 as the Company focuses less on hardware procurement overall.

Other revenues decreased 86.0% year-over-year to $0.2 million from $1.4 million in the same period in 2015. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the second quarter of 2016 decreased 27.8% year-over-year to $55.4 million from $76.8 million in the same period in 2015. The year-over-year decrease was primarily due to lower cost of products sold within the enterprise mobility segment primarily as a result of the divestment of NationSky. Excluding NationSky from the comparable period, cost of revenues increased 20.8% year-over-year from the same period in 2015 mainly due to the increase in revenue sharing and user acquisition costs primarily in the mobile game and live mobile social video platform businesses.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2016 increased 11.8% to $28.3 million from $25.3 million in the same period in 2015. Gross margin, or gross profit as a percentage of net revenues, was 33.8% in the second quarter of 2016, compared with 24.8% in the same period in 2015 and 31.8% excluding NationSky in the comparable period. Gross profit increased 32.4% year-over-year from the same period in 2015 excluding NationSky from the comparable period.

Operating Expenses

Total operating expenses in the second quarter of 2016 decreased 10.9% year-over-year to $21.3 million from $23.9 million in the same period in 2015. Non-GAAP operating expenses, which exclude share-based compensation and the amortization of intangible assets arising from acquisitions decreased 11.7% year-over-year to $19.3 million from $21.9 million in the same period in 2015. Excluding NationSky from the comparable period, total operating expenses increased 8.4% year-over-year from the same period in 2015, and non-GAAP operating expenses increased 10.0% year-over-year the same period in 2015. Total operating expenses were 25.4% as a percentage of revenues in the second quarter, compared to 29.2% in the same period in 2015 excluding NationSky.

Selling and marketing expenses in the second quarter of 2016 increased 9.2% year-over-year to $7.3 million from $6.7 million in the same period in 2015. Non-GAAP selling and marketing expenses, which exclude share-based compensation increased 10.8% year-over-year to $7.0 million from $6.3 million in the same period in 2015. The year-over-year increase primarily resulted from the expanded marketing programs for FL Mobile and Showself live video businesses associated with the revenue growth. Excluding NationSky from the comparable period, selling and marketing expenses increased 34.3% year-over-year from the same period in 2015, and non-GAAP selling and marketing expenses increased 38.1% year-over-year from the same period in 2015.

General and administrative expenses in the second quarter of 2016 decreased 21.0% year-over-year to $8.3 million from $10.6 million in the same period in 2015. Non-GAAP general and administrative expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, decreased 16.5% year-over-year to $7.1 million from $8.5 million in the same period in 2015. Excluding NationSky from the comparable period, general and administrative expenses decreased 17.2% year-over-year from the same period in 2015 mainly due to the Company’s strict focus on cost controls, and non-GAAP general and administrative expenses decreased 11.4% year-over-year from the same period in 2015.

Research and development expenses in the second quarter of 2016 decreased 15.4% year-over-year to $5.6 million from $6.6 million in the same period in 2015. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, decreased 25.9% to $5.3 million from $7.1 million in the same period in 2015. The year-over-year decrease was primarily due to the divestment of NationSky. Excluding NationSky from the comparable period, research and development expenses increased 36.8%year-over-year from the same period in 2015, and Non-GAAP research and development expenses increased 16.2% year-over-year from the same period in 2015.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $1.1 million in the second quarter of 2016, compared to $1.1 million in the corresponding period in 2015.

Income from Operations and Operating Margin

Income from operations in the second quarter of 2016 was $7.0 million, compared with operating income of $1.4 million in the same period in 2015.

Non-GAAP income from operations, which excludes share-based compensation and amortization of intangible assets arising from acquisitions improved to $11.7 million compared to non-GAAP operating income of $5.2 million in the same period in 2015. Non-GAAP operating margin, or non-GAAP income from operations as a percentage of net revenues, was 14.0% in the second quarter of 2016, compared with 5.1% in the same quarter in 2015.

Foreign Exchange Gain/Loss and Interest Expenses

Foreign exchange loss was $0.4 million in the second quarter of 2016, compared with a gain of $0.7 million in the same quarter of the previous year, which was affected by fluctuations in the foreign exchange rates. Interest expenses were $1.6 million in the second quarter of 2016, compared with $1.1 million in the same quarter a year ago. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the various interest income on our cash balances

Income Tax

Income tax expense was $0.4 million in the second quarter of 2016, compared with $0.4 million in the same period in 2015. During the quarter, the tax liabilities were adjusted to true-up previous quarter’s over-accruals.

Net Income

Net Income was $5.3 million in the second quarter of 2016, compared with a Net Loss of $0.2 million in the same period in 2015. Net Income attributable to NQ Mobile was $0.5 million in the second quarter of 2016, compared with a net loss of $1.6 million in the same period in 2015. Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, interest expenses related to convertible debts, amortization of intangible assets arising from acquisitions and impairment loss, was $7.6 million in the second quarter of 2016, compared with non-GAAP net income attributable to NQ Mobile of $7.0 million in the same period in 2015. The difference between Net Income and Net Income attributable to NQ Mobile was affected in the second quarter as the Company began to classify the portion of FL Mobile transferred during the quarter pursuant to related share purchase agreements as non-controlling interest.

Cash and Cash Equivalents, Term Deposits and Restricted Cash

Cash and cash equivalents, term deposits and restricted cash together amounted to $251.8 million as of June 30, 2016.

Cash Flow

Net cash generated from operations for the second quarter of 2016 was $1.2 million.

Other Significant Events

Updates on the FL Mobile Divestment

In a press release on August 9, 2016, the Company announced that pursuant to (i) the binding framework agreement announced on August 26, 2015 between the Company and Beijing Jinxin Rongda Investment Management Co. Ltd. (“Beijing Jinxin”), a subsidiary of Tsinghua Holdings Co. Ltd.; and (ii) the share purchase agreement announced on May 17, 2016 among Shenzhen Prince New Materials Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 002735), Dr. Vincent Wenyong Shi, the chairman and chief operating officer of the Company, Beijing Jinxin Hengrui Investment Center (Limited Partnership) (“Jinxin Hengrui”), a limited partnership established in the PRC which Beijing Jinxin is a general partner and Xinjiang NQ Mobile Venture Capital Investment Co., Ltd. (“Xinjiang NQ”), a consolidated affiliated entity of the Company and the direct holder of the Company’s stake in FL Mobile Jiutian Technology Co., Ltd. (“FL Mobile”) (the transactions contemplated thereunder, the “FL Mobile Divestment”), the Company recently entered into a series of definitive agreements with several investors to dispose a portion of the Company’s stake in FL Mobile, including (i) the sale of 12% of FL Mobile’s equity interests to Xinjiang Yinghe Equity Investment Management Limited Partnership (“Xinjiang Yinghe”) for a consideration of RMB600 million, (ii) the sale of 3.53% of FL Mobile’s equity interests to Nantong Jinxin Haoyue Investment Center (Limited Partnership), an affiliate of Jinxin Hengrui, for a consideration of RMB176.5 million, (iii) the sale of 3% of FL Mobile’s equity interests to Nantong Jinxin Huatong Equity Investment Center (Limited Partnership), an affiliate of Jinxin Hengrui, for a consideration of RMB150 million and (iv) the sale of 1% of FL Mobile’s equity interests to Tibet Zhuohua Capital Management Co., Ltd. for a consideration of RMB50 million. These transactions value the entire FL Mobile’s business at RMB5 billion, the same as contemplated in previous agreements in FL Mobile Divestment.

The Company expects to receive 50% of the total consideration from Xinjiang Yinghe within 60 business days from the date of the agreement, and the remaining 50% of the total consideration will be received by the Company upon satisfaction of certain conditions and the completion of the FL Mobile Divestment. With respect to the other three transactions, the Company expects to receive 60% of the total consideration from each investor within 15 business days from the date of the respective agreements, and the remaining 40% by the end of 2016.

In addition, Xinjiang Yinghe is an affiliate of the management of FL Mobile, thus the transaction between Xinjiang NQ and Xinjiang Yinghe qualifies as a related party transaction and has been approved by the Company’s audit committee. Furthermore, following the completion of these transactions, the Company’s beneficial ownership in FL Mobile will decrease to approximately 45% of the equity interest from approximately 65% of the equity interest as previously disclosed in the press release on May 17, 2016. All parties related to the FL Mobile divestment have been notified of these changes.

To date, the Company has received the first payment of RMB525 million from Jinxin Hengrui pursuant to the sale of 13.13% equity interest in FL Mobile as previously disclosed in a press release issued on May 6, 2016. In the third quarter, the Company has also received the first payment of RMB440 million from Dr. Vincent Shi pursuant to the sale of 22% equity interest in FL Mobile as previously disclosed in a press release issued on March 24, 2016. The Company has also received part of the first payment from Jinxin Huatong of approximately RMB50 million so far in the third quarter pursuant to the sale of 3% equity interest in FL Mobile as previously disclosed in a press release issued on August 9, 2016.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:30 PM U.S. Eastern Time on August 22, 2016, (8:30 AM Beijing/Hong Kong Time on August 23, 2016).

The dial-in details for the conference call are:

U.S. Toll Free:	1-866-519-4004
International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
United Kingdom:	+44 203-621-4779
China Mainland:	4006208038 or 8008190121
Conference ID:	66489888

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:30 p.m. U.S. ET on August 22 through August 30, 2016. The dial-in details for the replay are:

U.S. Toll Free:	1-855-452-5696
International:	+1-646-254-3697
Conference ID:	66489888

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude share-based compensation expenses, interest expenses related to convertible debts and amortization of intangible assets arising from acquisitions. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, excluding share-based compensation expenses, interest expenses related to convertible debts and amortization of intangible assets arising from acquisitions, are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone:

+1 469 310 5281

+86 10 6452 2017

Twitter : @NQMobileIR

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	June 30, 2016	December 31, 2015
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	99,402	118,572
Term deposits	149,395	134,055
Restricted cash	3,016	1,640
Notes receivable	—	46
Accounts receivable, net of allowance of US$14,230 and US$11,487 as of June 30, 2016 and December 31, 2015, respectively	104,394	87,471
Inventory	1,552	1,831
Deferred tax assets, current portion	826	946
Prepaid expenses and other current assets, net of allowance of US$4,210 and US$5,612 as of June 30, 2016 and December 31, 2015, respectively	84,695	41,739

Total current assets	443,280	386,300

Non-current assets:
Equity investments, net	63,470	41,134
Property and equipment, net	4,684	5,308
Intangible assets, net	29,500	29,518
Goodwill	332,816	319,280
Deferred tax assets, non-current portion	1,109	968
Consideration prepaid for acquiring an investee	—	3,080
Other non-current assets	18,876	16,554

Total Assets	893,735	802,142

LIABILITIES
Current liabilities:
Advance from customers	1,270	1,493
Accounts payable	36,524	41,613
Deferred revenue	10,192	10,188
Consideration payable of acquiring an investee/associate	3,287	9,616
Accrued expenses and other current liabilities	28,103	24,661
Tax payable	10,813	13,875
Short term borrowing	3,580	2,575
Convertible debt	172,500	172,500

Total current liabilities	266,269	276,521

Non-current liabilities:
Deferred tax liabilities	7,426	6,979

Total Liabilities	273,695	283,500

MEZZANINE EQUITY
Total Mezzanine Equity	—	4,211

EQUITY
NQ Mobile Inc.‘s shareholders’ equity	521,476	459,502
Non-controlling interest	98,564	54,929

Total equity	620,040	514,431

Total Liabilities, Mezzanine Equity and Equity	893,735	802,142

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Six months ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	US$	US$	US$	US$	US$

Net Revenues
Mobile value added services	48,588	42,677	31,655	91,265	56,756
Advertising services	28,702	19,795	16,212	48,497	33,755
Enterprise mobility	6,207	10,871	52,759	17,078	98,774
Other services	202	187	1,444	389	1,987

Total net revenues	83,699	73,530	102,070	157,229	191,272

Cost of revenues*	(55,436)	(55,831)	(76,782)	(111,267)	(147,218)

Gross profit	28,263	17,699	25,288	45,962	44,054

Operating expenses:
Selling and marketing expenses*	(7,341)	(3,752)	(6,720)	(11,093)	(13,969)
General and administrative expenses*	(8,335)	(16,649)	(10,551)	(24,984)	(31,686)
Research and development expenses*	(5,583)	(4,556)	(6,596)	(10,139)	(13,803)

Total operating expenses	(21,259)	(24,957)	(23,867)	(46,216)	(59,458)

Income/(Loss) from operations	7,004	(7,258)	1,421	(254)	(15,404)

Interest expense	(1,584)	(1,590)	(1,079)	(3,174)	(1,920)
Foreign exchange (loss)/gain, net	(392)	321	698	(71)	518
Investment (loss)/income	(166)	2,600	501	2,434	997
Impairment loss	—	—	(2,539)	—	(2,539)
Other income, net	860	349	1,212	1,209	2,028

Income/(Loss) before income taxes	5,722	(5,578)	214	144	(16,320)

Income tax expense	(373)	(2,194)	(442)	(2,567)	(889)

Net income/(loss)	5,349	(7,772)	(228)	(2,423)	(17,209)

Net income attributable to the non-controlling interest	(4,841)	(58)	(981)	(4,899)	(615)

Net income attributable to the mezzanine classified non-controlling interest	—	—	(432)	—	(864)

Net income/(loss) attributable to NQ Mobile Inc.	508	(7,830)	(1,641)	(7,322)	(18,688)

Net income/(loss)	5,349	(7,772)	(228)	(2,423)	(17,209)
Other comprehensive (loss)/income: foreign currency translation adjustment	(17,880)	3,495	2,370	(14,385)	434

Comprehensive (loss)/income	(12,531)	(4,277)	2,142	(16,808)	(16,775)

Comprehensive income attributable to non-controlling interest	(3,095)	(479)	(1,000)	(3,574)	(657)
Comprehensive income attributable to the mezzanine classified non-controlling interest	—	—	(432)	—	(864)

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(15,626)	(4,756)	710	(20,382)	(18,296)

Net earnings /(loss) per Class A and Class B common share, basic	0.0010	(0.0160)	(0.0035)	(0.0150)	(0.0404)
Net earnings /(loss) per Class A and Class B common shares, Diluted	0.0010	(0.0160)	(0.0035)	(0.0150)	(0.0404)
Net earnings /(loss) per ADS, basic	0.0050	(0.0800)	(0.0175)	(0.0750)	(0.2020)
Net earnings /(loss) per ADS, Diluted	0.0050	(0.0800)	(0.0175)	(0.0750)	(0.2020)
Weighted average number of common shares outstanding:
Basic	490,111,171	488,601,213	465,243,052	489,356,192	462,247,925
Diluted	497,021,036	488,601,213	465,243,052	489,356,192	462,247,925

*Share-based compensation expenses included in:
Cost of revenues	9	10	18	19	97
Selling and marketing expenses	330	158	391	488	570
General and administrative expenses	686	7,871	1,133	8,557	13,349
Research and development expenses	27	28	(437)	55	(399)
Total	1,052	8,067	1,105	9,119	13,617

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

	Three months ended			Six months ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	US$	US$	US$	US$	US$
Selling and marketing expenses under GAAP	(7,341)	(3,752)	(6,720)	(11,093)	(13,969)
Adjustment (a)	330	158	391	488	570

Non-GAAP selling and marketing expenses	(7,011)	(3,594)	(6,329)	(10,605)	(13,399)

General and administrative expenses under GAAP	(8,335)	(16,649)	(10,551)	(24,984)	(31,686)
Adjustment (a)	686	7,871	1,133	8,557	13,349
Adjustment (c)	583	583	958	1,166	1,914

Non-GAAP general and administrative expenses	(7,066)	(8,195)	(8,460)	(15,261)	(16,423)

Research and development expenses under GAAP	(5,583)	(4,556)	(6,596)	(10,139)	(13,803)
Adjustment (a)	27	28	(437)	55	(399)
Adjustment (c)	305	305	(58)	610	(116)

Non-GAAP research and development expenses	(5,251)	(4,223)	(7,091)	(9,474)	(14,318)

Income/(Loss) from operations under GAAP	7,004	(7,258)	1,421	(254)	(15,404)
Adjustment (a)	1,052	8,067	1,105	9,119	13,617
Adjustment (c)	3,681	3,400	2,690	7,081	5,373

Non-GAAP income/(loss) from operations	11,737	4,209	5,216	15,946	3,586

Net income/(loss) attributable to NQ Mobile Inc. under GAAP	508	(7,830)	(1,641)	(7,322)	(18,688)
Adjustment (a)	1,052	8,067	1,105	9,119	13,617
Adjustment (b)	2,338	2,330	2,306	4,668	4,604
Adjustment (c)	3,681	3,400	2,690	7,081	5,373
Adjustment (d)	—	—	2,539	—	2,539

Non-GAAP net income attributable to NQ Mobile Inc.	7,579	5,967	6,999	13,546	7,445

Non-GAAP weighted average number of diluted ADS outstanding:
Basic	98,022,234	97,720,243	93,048,610	97,871,238	92,449,585
Diluted	99,404,207	98,910,564	95,036,631	99,157,386	94,421,657

Non-GAAP earnings per ADS, basic	0.0773	0.0611	0.0752	0.1384	0.0805
Non-GAAP earnings per ADS, diluted	0.0762	0.0603	0.0736	0.1366	0.0788

(a)	Adjustment to exclude the share-based compensation expenses for each period
(b)	Adjustment to exclude the interest expenses related to convertible debt
(c)	Adjustment to exclude the amortization of intangible assets arising from acquisitions
(d)	Adjustment to exclude impairment loss arising from acquisitions